Royal Dutch Shell plc
Mr. H. Roger Schwall	Carel van Bylandtlaan 30
Assistant Director	2596 HR The Hague
Divison of Corporation Finance	The Netherlands
Mail Stop 7010	Tel +31 70 377 3120
Securities and Exchange Commission	Email Roy.Waight@shell.com
100 F Street, NE	Internet http://www.shell.com
Washington, D.C. 20549-1090
Rule 83
FOIA Confidential Treatment Requested
April 3, 2009

RE:	Royal Dutch Shell plc Form 20-F for Fiscal Year Ended December 31, 2007 Filed March 17, 2008 — File No. 1-32575 SEC letter March 6, 2009
Dear Mr. Schwall,
As Controller of Royal Dutch Shell plc (“Royal Dutch Shell”), and on behalf of Royal Dutch Shell and its subsidiaries, I am responding to Comment 1 of your letter of March 6, 2009, to Peter Voser regarding the Royal Dutch Shell 2007 Form 20-F for the Fiscal Year Ended December 31, 2007. I have responded previously to your other comments in my letter to you dated March 12, 2009. Capitalized terms used but not defined herein have the same meaning given to such terms as in the Royal Dutch Shell Form 20-F for the Fiscal Year Ended December 31, 2008, filed March 17, 2009 (Commission File Number 1-32575). Please see below our numbered responses to your comments.
Form 20F for the Fiscal Year Ended December 31, 2007
General
1.	We reissue in its entirety paragraph 1 of our prior comment 1 from our letter dated February 12, 2009.
Rule 83 Confidential Treatment Requested.
Registered in England and Wales number 4366849
Registered office: Shell Centre London SE1 7NA
Registered with the Dutch Trade Register under number 34179503

Mr. H. Roger Schwall
Securities and Exchange Commission
April 3, 2009
Rule 83
FOIA Confidential Treatment Requested
If the staff continues to have questions or concerns we request a conference call to further discuss an issues. Please contact either Joe Babits at +31 70 377 4215 or me at +31 70 377 3120.
Sincerely,
/s/ Roy Waight
Roy Waight
Executive Vice President Controller

cc.	Timothy Levenberg, Special Counsel
US Securities and Exchange Commission

Laura Nicholson
US Securities and Exchange Commission

Brad Skinner
US Securities and Exchange Commission

Cecilia D. Blye, Chief, Office of Global Security Risk
US Securities and Exchange Commission

2